Exhibit 19.1

ADTALEM GLOBAL EDUCATION INC.

POLICY STATEMENT REGARDING CONFIDENTIAL INFORMATION, INSIDER TRADING, AND TRANSACTIONS IN

ADTALEM GLOBAL EDUCATION INC. SECURITIES

INTRODUCTION

This document states certain policies and procedures of Adtalem Global Education Inc. and its direct and indirect subsidiaries (collectively “Adtalem”) with respect to the treatment of confidential information, the prohibitions on trading on inside information, and procedures and restrictions regarding trading in Adtalem securities. These policies and procedures are intended to protect the business secrets of Adtalem, to protect its reputation for integrity and to protect Adtalem and its personnel from legal liability. They are extremely important and apply to every Adtalem employee worldwide. Unless the context otherwise requires, each reference in this Policy Statement to an employee also applies to each director of Adtalem.

Every Adtalem employee is expected to follow these policies and procedures, except where this Statement provides that the procedures apply only to certain personnel. In particular, Sections I, II and III of this Policy Statement Regarding Confidential Information, Insider Trading, and Transactions in Adtalem Securities apply to all directors, officers and other employees of Adtalem. Section IV of this Policy applies to Restricted Persons, as designated from time to time by the General Counsel.

Any violation of these policies with respect to confidential information or insider trading may subject the person involved to disciplinary action, up to and including separation from employment, and possible civil or criminal penalties.

The following policies are necessarily general and are not intended to be an expression of the current state of the law on any issue that is addressed. In practice there may be particular situations that warrant making exceptions to some of these general policies and prohibitions. All requests for exceptions, and all questions concerning the interpretation or application of these policies, should be addressed in writing to the General Counsel. Only exceptions in writing from the General Counsel will be deemed effective. Provisions in this Policy Statement that refer to the General Counsel also refer to the General Counsel’s delegate where the General Counsel has expressly delegated that authority.

The procedures and limitations set forth here will be revised from time to time as we gain additional experience in working with them and as the law evolves.

I.	CONFIDENTIAL INFORMATION

As a general rule, confidential information relating to Adtalem should never be communicated to anyone other than Adtalem personnel, its outside lawyers, its independent accountants, its independent advisors and consultants and, where appropriate in connection with a transaction, the participants in the transaction. Moreover, this information should be communicated within Adtalem and to outside lawyers, independent accountants and advisors and consultants only if the person to whom the information would be provided has a legitimate need to know the specific information and has no responsibilities or duties that may give rise to a conflict of interest or misuse of the information. In addition, confidential information may be communicated to regulatory authorities as required by law. Specific policies and procedures regarding confidential information are stated below. These apply during each person’s entire period of employment by Adtalem and after termination of employment.

It is imperative to protect Adtalem’s own confidential information. This applies both to (1) competitive matters, such as its confidential plans and activities, and to (2) nonpublic information that might affect the price of Adtalem securities, such as information about its current or projected earnings, enrollment data, regulatory developments, threatened or pending litigation or a potential transaction, such as an acquisition or disposition. Any information about Adtalem that is not publicly available should be treated as confidential.

In order to avoid inadvertent disclosure of confidential information and otherwise to conform to Adtalem policy, all inquiries from the news media or other outsiders regarding the business or affairs of Adtalem or any of its students that do not come to a department or person with defined responsibility for responding (such as investor or analyst inquiries made to Investor Relations personnel) should be referred to the Chief Compliance Officer of Adtalem. No other persons are authorized to respond to such inquiries. When asked informally (e.g., by friends or at social gatherings) about matters that could involve material nonpublic information concerning Adtalem, employees must decline to comment.

Basic Rules for Protecting Confidentiality

The following basic rules are to be followed to protect confidentiality:

1.	Never communicate confidential information to anyone other than Adtalem personnel, our outside lawyers, our independent accountants and, if the information concerns a transaction, other participants in the transaction as authorized by the person(s) in charge of the matter. Generally, do not communicate that information even within Adtalem or to outside lawyers and independent accountants unless the recipient of the information (a) has a legitimate need–to–know that specific information in connection with his or her duties and (b) has no responsibilities or duties to Adtalem that may give rise to a conflict of interest or a misuse of the information. Share confidential information concerning a transaction with other participants in the transaction only to the extent necessary under the circumstances and as authorized by the person(s) in charge of the matter. Do not share information about pending or possible Adtalem acquisitions or dispositions with anyone not directly involved in the project.

2.	No Adtalem employee may serve, whether for compensation or otherwise, as a consultant or expert where such service would entail direct or indirect, including implicit, disclosure of confidential information regarding Adtalem or other confidential information obtained from Adtalem.

3.	When confidential information is properly communicated to someone (a) clearly inform the person that the information is confidential and (b) give the person instructions about the limitations on further disclosure of the information.

4.	Exercise care when discussing confidential matters. Generally, do not discuss confidential matters in elevators, at restaurants or in other places where outsiders or unauthorized Adtalem personnel may be present. Do not discuss confidential matters when the discussion may be overheard (such as when using a cellular telephone in a public area) or intercepted (such as texting over an unsecured Wi- Fi network).

5.	Whenever discussing or writing about a confidential matter, use code names for companies or transactions.

6.	Mark originals and all copies of confidential documents “Confidential.” Do not make unnecessary copies of confidential documents. When a confidential document is no longer needed either for business purposes or legal or regulatory reasons, and only as consistent with the appropriate document retention policy, shred or otherwise securely dispose of the hard copy and erase electronic media.

7.	Store confidential information, as well as all other information, whether in the form of hard copy or electronic media, in the correct file. Do not store confidential information in a file to which access is not restricted. Accordingly, restrict access to computer files and e–mails that contain confidential information. Restrict access to voice mail messages that may contain confidential information. For example, do not provide computer, e-mail or voicemail passwords to persons who do not need access to the password protected medium as part of their regular responsibilities at Adtalem.

8.	Maintain confidential information so that it is not accessible to persons not authorized to have access to it. Steps that may be appropriate in the particular circumstances include keeping desks clear and locking desk or other files. Take care to assure that not only professional staff but also support staff and other employees, including secretaries, word processors, and clerical employees, do not have access to confidential information unless it is part of their job responsibility.

There is no need for certain categories of personnel, such as messengers and cleaning personnel, to have access to confidential information at any time. Confidential information should not be removed from the premises of Adtalem without the express permission of the employee’s immediate or a more senior supervisor.

9.	Restrict or prevent access by visitors, outside service or repair organizations and temporary employees to areas where confidential information is available, unless they are specifically authorized access to such information.

10.	If information is the subject of a confidentiality agreement, take steps to assure that the agreement is complied with in accordance with its express terms. (No confidentiality agreement may be entered into unless it has been approved in advance by the General Counsel or his or her designee.)

11.	When employees leave Adtalem, take precautions to protect against disclosure or misuse of any confidential information they may have. This includes compliance with exit procedures reminding employees of their continuing obligation not to disclose or use confidential information.

II.INSIDER TRADING AND “TIPPING” General Rule

Adtalem Securities

As a general rule, insiders of Adtalem (described below under “Who is an Insider”) shall not buy, sell or otherwise dispose of any Adtalem security while the person is aware of material nonpublic information pertaining to Adtalem or to its securities. Moreover, no insider of Adtalem shall disclose such information to a third person (“tip”) except as permitted above under “Confidential Information.” No Adtalem insider shall recommend the purchase or sale of Adtalem securities or of options on those securities when the insider is aware of material nonpublic information pertaining to Adtalem or to its securities.

Securities of Other Companies

It is also generally impermissible to buy, sell or otherwise dispose of securities of any company while aware of material nonpublic information about that company or its securities that was initially obtained in confidence, or would be used in breach of a duty to maintain the information in confidence. This could include nonpublic information obtained from a Adtalem vendor that is material to the value of a security issued by the vendor. This also applies to information about another company that is obtained in confidence from Adtalem itself. This is sometimes referred to as “misappropriation.” The origin and nature of the duty of confidence in this context present complex legal questions. Accordingly, any uncertainty should be resolved in favor of treating information as confidential where the information is material and nonpublic and the original source of the information has not given express permission to use the information to engage in a securities transaction.

Duration of the Prohibition on Insider Trading

The prohibitions in this section remain in effect until the information has been substantially disclosed to the public or is no longer material. Thus, an insider who is aware of material nonpublic information regarding Adtalem cannot trade in Adtalem securities until that specific information has become public or is no longer material. If, in the meantime, the insider has learned new material nonpublic information, the insider will continue to be prohibited from trading because of that new knowledge.

An individual must wait one full trading day for material nonpublic information to become disseminated and digested unless an exception is granted in writing by the General Counsel in his or her sole discretion.

Violation of laws prohibiting insider trading can result in civil liability to third persons, civil penalties obtained by the government, fines and imprisonment.

Who is an Insider?

To be subject to the prohibitions described under the “General Rule” above, a person must be an insider or have received information from an insider. A company’s officers, directors, employees and advisors who have access to material nonpublic information are “insiders” of the company for these purposes. Even information not received directly from an insider may be subject to the prohibition if the person who would trade on the basis of that information or pass the information on to someone else knew or should have known that the information came from an insider or from someone who had a duty not to disclose it. For example, it may be illegal to trade or recommend securities on the basis of a rumor that is traceable to such a person. Finally, as noted earlier, it is generally not permissible to trade on the basis of material nonpublic information that has been misappropriated from some third party.

Materiality

Generally, a fact is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Examples of types of information that may be material, depending on the facts of the particular situation, include the following:

1.A proposal or agreement for a merger, acquisition or divestiture or for the sale or purchase of significant assets or joint venture.

2.Significant information or estimates about earnings or enrollment.

3.A proposal or agreement concerning a financial restructuring or an extraordinary borrowing.

4.A proposal to issue, redeem or repurchase securities or a development with respect to a pending issuance, redemption or repurchase of securities.
5.A proposal or action regarding Adtalem’s dividend policy, including a stock dividend or stock split.

6.A significant expansion or contraction of operations, including planned layoffs.

7.Significant increases or decreases in orders or information about major contracts.

8.	Liquidity problems, payment or covenant defaults or actions by creditors or suppliers relating to Adtalem’s credit standing.

9.Changes in senior management.

10.	Potential regulatory developments or developments in litigation that are not known to the public.

11.	Threatened litigation or other potential governmental enforcement or penalty actions.

12.	The investigation or assessment of significant cybersecurity incidents.

13.	Bank borrowings or other financing transactions outside of the ordinary course.

14.	Major market changes.

15.	The gain or loss of a significant customer, group of customers, or vendors.

Any information must be evaluated in light of all the relevant circumstances in order to make a determination as to materiality. Except in obvious cases of trivial information, for the purposes of this Policy Statement nonpublic information is presumed to be material unless the General Counsel has advised otherwise in writing.

Nonpublic Information

Nonpublic information is information that is not generally available to ordinary investors in the marketplace or in general circulation. As a rule, in order to conclude that information is public, one should be able to point to some fact to show that the information is generally available, for example, its announcement in a press release, a filing with the Securities and Exchange Commission (“SEC”) or a major news or other publication of general circulation, such as The Wall Street Journal. In particular, the appearance of information only on a company’s Web site is not sufficient to conclude that it has become “public” for these purposes. Information shall only be considered public one full trading day after it is initially published unless an exception is granted in writing by the General Counsel in his or her sole discretion.

III.	SECURITIES TRANSACTIONS BY EMPLOYEES

Short-Term Trading and Excessive Trading. Adtalem discourages employees from engaging in short–term speculative trading in Adtalem securities and excessive trading and trading that interferes with an employee’s job responsibilities.

Hedging. Employees and directors may not engage in any transaction that is designed to hedge or offset any decrease in the market value of equity securities issued by Adtalem.

Margin Accounts and Pledged Securities. Except as permitted in the next sentence, employees and directors may not hold Adtalem securities in a margin account or pledge Adtalem securities as collateral for a loan in any circumstances. An exception to the prohibition on pledging Adtalem securities as collateral for a loan may be granted in writing by the General Counsel in his or her sole discretion. Any request for an exception must be submitted in writing to the General Counsel at least two weeks prior to the proposed pledge and must set forth justification for the proposed pledge.

Cashless Exercise of Options. The prohibition on holding Adtalem securities in a margin account or pledging Adtalem securities as collateral for a loan does not apply to any broker-assisted “cashless” exercise or settlement of options granted under a Adtalem equity incentive plan.

Frequent Trading. Adtalem employees are expressly prohibited from engaging in frequent in and out trading in the securities of Adtalem in their Employee Accounts (defined below), including any account in Adtalem securities under Adtalem’s Employee Stock Purchase Plan or the Nonqualified Deferred Compensation Plan. For the purposes of this policy, an “Employee Account” includes (1) the employee’s own account, (2) accounts of the employee’s spouse, domestic partner, any children and any other relatives (including by marriage) living in the employee’s home, (3) any account in which any person listed in (1) or (2) has a beneficial interest, such as an IRA, and (4) any account over which any person listed in (1) or (2) exercises control or investment influence. Limitations on the scope of the meaning of “Employee Account” in the circumstances of a particular employee may be made in writing by the General Counsel upon the written request of an employee.

Additional Limitations.

All Adtalem directors, officers and employees are required to abide by the legal restrictions applicable to securities transactions described earlier in this policy. In particular, employees who are in possession of material nonpublic information concerning Adtalem, or about another company that has been obtained in confidence in the course of their Adtalem employment, are prohibited from effecting any transactions in the securities of Adtalem or the other company, as applicable.

IV.POLICY AND PROCEDURES REGARDING TRADING IN ADTALEM SECURITIES BY RESTRICTED PERSONS

The General Counsel shall identify from time to time categories of persons and, in certain situations, specific individuals whose trading activities in Adtalem stock will be subject to additional restrictions. These designated groups and persons are referred to here as “Restricted Persons.”

No Restricted Person may trade in Adtalem securities during a quarterly blackout period, regardless of whether they are then actually aware of material nonpublic information.

A quarterly blackout period is in effect with respect to each quarterly earnings announcement,

starting on the fifteenth day of the third month of the applicable Adtalem fiscal quarter and ending when one full trading day has passed following the public announcement of Adtalem’s quarterly financial results. Adtalem has selected this period because it is the time when there is likely to be material, nonpublic information about Adtalem that may be available to restricted persons. The exact beginning and ending date of any open window period in which Restricted Persons are permitted to transact in Adtalem securities (“Window Period”) will be announced internally by e-mail by the General Counsel. Note that a Window Period is a company compliance requirement and does not constitute a legal right to trade in Adtalem securities. Accordingly, even during a Window Period, if you are in possession of material non-public information, you may not trade in Adtalem securities.

All transactions in Adtalem securities by any Restricted Person during a Window Period, including with respect to their Employee Accounts, must be approved in advance in writing or e-mail by the General Counsel. The General Counsel may approve transactions in Adtalem securities by Restricted Persons outside the periods specified in the preceding paragraph if the General Counsel determines that the proposed transaction is in compliance with the law. Such approval will be granted only in exceptional circumstances and any such approval must be in writing or e-mail.

Restricted Persons who may wish to engage in transactions in Adtalem securities, including gifts, that may occur outside one of the permissible Window Periods described above may pre-arrange such transactions in accordance with a plan that complies with Rule 10b5-1 of the SEC. In certain circumstances, a Rule 10b5-1 plan can apply to transactions in Adtalem benefit plans involving Adtalem securities. Any Rule 10b5-1 plan must be approved in advance, in writing, by the General Counsel.

Specified groups of persons, which may extend beyond the group of Restricted Persons, may also be prohibited from engaging in any transactions in any Adtalem security (including any transactions in or affecting holdings in benefit plans such as the Adtalem Employee Stock Purchase Plan or the Adtalem Deferred Compensation Plan) at other designated times as determined by the General Counsel or required by law. No person upon whom any such special restriction is imposed may disclose the existence of that restriction to any other person, either within or outside of Adtalem, without the express written consent of the General Counsel.

VI.CERTIFICATION REQUIREMENT

Upon commencement of employment, each employee of Adtalem shall be required as a condition of employment to attest that the employee has read this Statement and will abide by its terms, as such terms may be revised from time to time. Additionally, when requested periodically, employees, Directors and Officers shall each attest that he or she has abided by this Statement since the last such attestation and will continue to abide by its terms, as they may be revised from time to time.

Last updated May 18, 2022